Crescent Point Energy Provides Update on the Impact of the Alberta Wildfires

May 8, 2023 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) advises that it has temporarily shut in its Kaybob Duvernay production in response to the recent Alberta wildfires. This precautionary measure is being taken by the Company to protect the safety of its staff, the community, environment, and its assets. As a result, approximately 45,000 boe/d of production in the Kaybob Duvernay has been temporarily shut-in with a plan to restart production once safe and permitted to do so. No damage has been reported to the Company's assets.

Crescent Point staff are currently working with local officials, regulators, and industry partners during their response to the wildfires. The Company is continually monitoring the situation and will provide an update when appropriate.

Crescent Point would like to commend its staff, industry partners, emergency responders and firefighters for protecting our communities.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.